

August 8, 2022

Deric S. Eubanks
Chief Financial Officer
Braemar Hotels & Resorts Inc.
14185 Dallas Parkway
Suite 1200
Dallas, TX 75254

> **Re: Braemar Hotels & Resorts Inc.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed March 10, 2022**
> **File No. 001-35972**

Dear Mr. Eubanks:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 101

1.   Please revise your disclosure in future periodic reports to fully explain why the measure of Adjusted AFFO available to common stockholders, OP unitholders, Series B Cumulative Convertible preferred stockholders and convertible note holders on an "as converted basis" is useful to investors. Specifically address why you believe a measure which includes the conversion of your Convertible Senior Notes aids in an understanding of your operations. Also, while we note that the conditions to convert the Series D cumulative preferred stock to common stock have not been met as of period end, your revised disclosure should clarify why adjustments have been made for Series B preferred stock but not other Series of preferred stock.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest at 202-551-3432 or Kristi Marrone at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction